Exhibit 99.1

Nabriva Reports First Quarter 2016 Financial Results

Vienna, Austria / King of Prussia, PA, May 10, 2016 (NASDAQ: NBRV) — Nabriva Therapeutics AG (NASDAQ: NBRV), a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics, reported today its financial results for the quarter ended March 31, 2016.

“We continue enrolling patients in our lefamulin development program for the treatment of patients with moderate to severe Community Acquired Bacterial Pneumonia (CABP),” said Dr. Colin Broom, Chief Executive Officer of Nabriva. “Our balance sheet remains strong and we have over $100 million in cash that we expect to be sufficient to fund our operations at least through the receipt of top-line phase 3 clinical trial data, which is anticipated in the second half of 2017.”

RECENT CORPORATE HIGHLIGHTS

•                  We initiated our second global, registrational trial, Lefamulin Evaluation Against Pneumonia (LEAP) 2, in April 2016.

•                  Agreement was reached with the US Food and Drug Administration (FDA) on an amendment to our LEAP 1 Special Protocol Assessment in April 2016.

•                  Gary Sender was appointed as Chief Financial Officer on May 2, 2016.

FINANCIAL HIGHLIGHTS

•                  For the three months ended March 31, 2016, Nabriva reported a net loss of $13.6 million, or $6.41 per share, compared to a net loss of $9.7 million, or $29.97 per share for the three months ended March 31, 2015.

•                  Research and development expenses increased by $10.2 million from $2.8 million for the three months ended March 31, 2015 to $13.0 million for the three months ended March 31, 2016. The increase was primarily due to higher costs related to our Phase 3 clinical trials for lefamulin.

•                  General and administrative expenses increased by $2.2 million from $0.9 million for the three months ended March 31, 2015 to $3.1 million for the three months ended March 31, 2016. This increase was primarily due to an increase in staff costs related to the addition of employees in the United States (including non-cash compensation expense,) as well as an increase in professional service fees and other general operating expenses related to operating as a public company.

•                  As of March 31, 2016, Nabriva had $101.5 million in cash, cash equivalents and investments on the balance sheet compared to $111.4 million as of December 31, 2015.

Exchange rate

As discussed in our 2015 annual report we have significantly expanded our operations in the United States. We will continue to incur a majority of the expenses for our clinical trials in U.S. dollars. In addition, our U.S. based administrative costs are increasing as a result of our growing presence there.  Additionally, the majority of the funds raised from the 2015 initial public offering as well as other financing activities are currently invested, and are expected to remain invested, in U.S. dollar denominated instruments to fund U.S. operations. As such, beginning in January 2016 our functional currency is no longer the euro and we begin reporting this first quarter of 2016 using the U.S. dollar as our functional currency. The translation procedures applicable to the new functional currency will be applied prospectively in accordance with IAS 21.35.

Contact:

Will Sargent

Nabriva Therapeutics AG

William.Sargent@nabriva.com

FINANCIAL REVIEW

Overview

We are a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. We are developing our lead product candidate, lefamulin, to be the first pleuromutilin antibiotic for systemic administration in humans. We are developing both intravenous, or IV, and oral formulations of lefamulin for the treatment of community-acquired bacterial pneumonia, or CABP, and intend to develop lefamulin for additional indications other than pneumonia. We initiated two pivotal, international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. These are the first clinical trials we have conducted with lefamulin for the treatment of CABP. We initiated the first of these trials in September 2015 and the second trial in April 2016. Based on our estimates regarding patient enrollment, we expect to have top-line data available for both trials in the second half of 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue the development of and potentially seek marketing approval for lefamulin and, possibly, other product candidates and continue our research activities. Our expenses will increase if we suffer any delays in our Phase 3 clinical program for lefamulin for CABP, including delays in enrollment of patients. If we obtain marketing approval for lefamulin or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to incur additional costs associated with operating as a public company.

Based on our current plans, we do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, lefamulin. We do not expect to obtain marketing approval before 2018, if at all. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization effort.

Other Income

Other income increased by $0.8 million from $0.6 million for the three months ended March 31, 2015 to $1.4 million for the three months ended March 31, 2016. The increase was primarily due to a $0.9 million increase in anticipated grant income from research premiums provided by the Austrian government as a result of a higher applicable research and development cost base in the three months ended March 31, 2016.

Research and Development Expenses

Research and development expenses increased by $10.2 million from $2.8 million for the three months ended March 31, 2015 to $13.0 million for the three months ended March 31, 2016. The increase was primarily due to higher costs related to our Phase 3 clinical trials of lefamulin. Direct costs for our other programs and initiatives, were relatively limited during both periods. The $1.7 million increase in indirect costs from $1.2 million for the three months ended March 31, 2015 to $2.9 million for the three months ended March 31, 2016 was primarily due to a $1.4 million increase in staff costs related to the addition of employees in the United States and a $0.3 million increase in consulting expenses mainly related to our lead product candidate, lefamulin.

General and Administrative Expenses

General and administrative expenses increased by $2.2 million from $0.9 million for the three months ended March 31, 2015 to $3.1 million for the three months ended March 31, 2016. The increase was primarily due to a $1.1 million increase in staff costs related to additional employees in the United States, of which $0.3 million is non-cash compensation expense related to the options granted under the Stock Option Plan 2015, a $0.6 million increase in professional service fees related to operating as a public company, a $0.2 million increase in infrastructure expenses and a $0.2 million increase in insurance expenses.

Other Gains, Net

Other net gains increased by $1.0 million from $0.0 million for the three months ended March 31, 2015 to $1.0 million for the three months ended March 31, 2016. The increase was entirely due to a $1.0 million increase in net gains from exchange rate differences.

Financial Income and Expenses

Net Financial result changed by $6.7 million from $6.6 million in net financial expenses for the three months ended March 31, 2015 to $0.1 million in net financial income for the three months ended March 31, 2016.

During the three months ended March 31, 2016, interest and similar expenses decreased by $3.4 million primarily due to a $2.9 million decrease of effective interest accrued under the convertible loan agreements and a $0.3 million decrease of interests on a loan from Kreos, which was fully repaid in November 2015.

Other financial expenses decreased from approximately $3.3 million for the three months ended March 31, 2015 to $0.0 million for the three months ended March 31, 2016. Other financial expenses for the three months ended March 31, 2015 were mainly related to an expense of $8.4 million due to value adjustments of the conversion rights related to our outstanding convertible loans. This expense was partly offset by benefits of approximately $3.6 million due to the waiver of interest on our outstanding convertible loans and benefits of approximately $1.6 million due to the termination of call options related to our outstanding convertible loans, all of which were due to our April 2015 financing.

Cash Flows

Operating Activities

Cash flow utilized by operating activities increased by $7.5 million from $2.5 million for the three months ended March 31, 2015 to $10.0 million for the three months ended March 31, 2016 due to a $10.0 million increase in net loss, after adjustments for non-cash amounts included in financial results and other income, and higher tax payments of $0.2 million, partly offset by improved working capital of $2.3 million primarily from higher trade payables and other liabilities and lower cash interest expense of $0.4 million.

Investing Activities

Cash flow from investing activities changed by $3.0 million from $0.1 million cash outflow in the three months ended March 31, 2015 to $2.9 million cash inflow in the three months ended March 31, 2016 primarily due to sales of available-for-sale financial assets. Other investing activities were relatively insignificant in both years and related primarily to the acquisition of equipment in support of our research and development activities.

Financing Activities

Cash flow generated from financing activities decreased by $4.0 million from $4.0 million in the three months ended March 31, 2015 to $0.0 million during the three months ended March 31, 2016 primarily due to $3.4 million from the issuance of an additional convertible loan in January 2015 and proceeds of $1.1 million from a silent partnership agreement entered into in January 2015. The period over period decrease in financing cash inflows was partially offset by a $0.5 million decrease of cash outflows for repayments of long-term borrowings.

FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income (Loss)

	Three Months Ended March 31,
(in thousands, except share and per share data)	2015	2016
Other income	$597	$1,419
Research and development expenses	(2,788)	(13,017)
General and administrative expenses	(904)	(3,085)
Other gains (losses), net	1	997
Operating result	(3,096)	(13,686)
Financial income	6,828	88
Financial expenses	(13,451)	—
Financial result	(6,623)	88
Loss before taxes	(9,719)	(13,598)
Taxes on income	(12)	17
Loss for the period	(9,731)	(13,581)
Other comprehensive income for the year	4,484	41
Total comprehensive loss for the year	$(5,247)	$(13,540)

	Three Months Ended March 31,
Loss per share	2015	2016
Basic ($ per share)	$(29.97)	$(6.41)
Diluted ($ per share)	$(29.97)	$(6.41)

Consolidated Statement of Financial Position

(in thousands)	December 31, 2015	March 31, 2016
Assets
Non-current assets
Property, plant and equipment	$417	$412
Intangible assets	3	28
Long-term receivables	430	444
Deferred tax assets	616	634
	1,466	1,518
Current assets
Current receivables	4,805	6,443
Marketable securities and term deposits	74,994	72,080
Cash and cash equivalents	36,446	29,453
	116,245	107,976
Total assets	$117,711	$109,494
Equity and liabilities
Capital and reserves
Share capital	$2,426	$2,312
Capital reserves	264,021	243,501
Other reserves	7,265	1
Treasury shares	(26)	(21)
Accumulated losses	(165,365)	(150,403)
	108,321	95,390
Non-current liabilities
Borrowings	—	—
Investment from silent partnership	—	—
Other financial liabilities	—	—
Deferred tax liability	—	—
Other non-current liabilities	84	91
	84	91
Current liabilities
Borrowings	—	—
Convertible loans	—	—
Trade payables	2,928	5,163
Other financial liabilities	—	—
Other liabilities	6,208	8,681
Current income tax liabilities	170	169
	9,306	14,013
Total equity and liabilities	$117,711	$109,494

Selected Cash Flows Data

	Three Months Ended March 31,
(in thousands)	2015	2016
Cash flow utilized by operating activities	$(2,482)	$(9,955)
Cash flow utilized by investing activities	(40)	2,933
Cash flow generated from financing activities	4,006	29
Net cash flow	$1,484	$(6,993)
Cash and cash equivalents at beginning of period	$2,150	$36,446
Effects of exchange rate changes on the balance of cash & cash equivalents held in foreign currencies	(260)	—
Cash and cash equivalents at end of period	$3,374	$29,453

Select Notes to the Statements Presented

1.                  Basis of accounting

The consolidated financial statements of the Company presented in this press release have been prepared on a historical cost basis in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and the Interpretations of the International Financial Reporting Interpretations Committee, or IFRIC.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It requires management to exercise its judgment in the process of applying the Company’s accounting policies.

2.                  Losses per share calculation

Basic losses per share have been calculated by dividing the loss attributable to shareholders for the period by the weighted average number of shares outstanding during the period, excluding shares held by the Company as treasury shares, which amounted to shares for the three months ended March 31, 2015 and shares for the three months ended March 31, 2016.

In both periods presented diluted losses per share equal basic loss per share. The effect of potentially dilutive shares has been excluded from the diluted losses per share calculation because it would result in a decrease in the loss per share for the period and is therefore not to be treated as dilutive.

3.                  Share capital

The number of common shares outstanding as of March 31, 2016 was 2,120,543.

4.                  Change in functional currency

The Company has significantly expanded its presence and operations in the United States, and has begun and will continue to incur a majority of its expenses for its clinical trials in U.S. dollars, in addition to the increase in administrative cost incurred in the United States as a result of the increased presence there.  Also, the majority of the funds raised from its third quarter 2015 initial public offering as well as its other financing activities are currently invested, and are expected to remain invested, in U.S. dollar denominated instruments to fund its U.S. operations. The company has determined that as of January 1, 2016 its functional currency is no longer the euro and will begin reporting in the first quarter of 2016 using the U.S. dollar as its functional currency. The translation procedures applicable to the new functional currency will be applied prospectively in accordance with IAS 21.35.

About Nabriva Therapeutics AG

Nabriva Therapeutics is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious bacterial infections, with a focus on the pleuromutilin class of antibiotics. Nabriva’s medicinal chemistry expertise has enabled targeted discovery of novel pleuromutilins, including both intravenous and oral formulations of its lead product candidate. Nabriva’s lead pleuromutilin product candidate, lefamulin, is being developed to be the first systemically available pleuromutilin for human use and is the first new class of antibiotic to reach late stage clinical development for CABP in over a decade. Nabriva believes lefamulin is well positioned for use as a first-line empiric monotherapy for the treatment of moderate to severe CABP due to its novel mechanism of action, targeted spectrum of activity, resistance profile, achievement of substantial drug concentration in lung tissue and fluid, oral and IV formulations and favorable tolerability profile. Nabriva also intends to further pursue the development of lefamulin for additional indications, including the treatment of acute bacterial skin and skin structure infections, and is developing a formulation of lefamulin appropriate for pediatric use.

Nabriva owns exclusive, worldwide rights to lefamulin, which is protected by composition of matter patents issued in the United States, Europe and Japan

Forward Looking Statements

Any statements in this press release about future expectations, plans and prospects for Nabriva, including but not limited to statements about the development of Nabriva’s product candidates, such as plans for the design, conduct and timelines of Phase 3 clinical trials of lefamulin for CABP, the clinical utility of lefamulin for CABP and Nabriva’s plans for filing of regulatory approvals and efforts to bring lefamulin to market, the development of lefamulin for additional indications, the development of additional formulations of lefamulin, plans to pursue research and development of other product candidates and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or trials in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of product candidates including lefamulin for use as a first-line empiric monotherapy for the treatment of moderate to severe CABP, the sufficiency of cash resources and need for additional financing and such other important factors as are set forth under the caption “Risk Factors” in Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent Nabriva’s views as of the date of this release. Nabriva anticipates that subsequent events and developments will cause its views to change. However, while Nabriva may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nabriva’s views as of any date subsequent to the date of this release.

Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware. These risks are discussed more fully in the “Risk Factors” section of Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. These risks include, but are not limited to the following:

•                  We depend heavily on the success of lefamulin. Our ability to generate product revenues, which may not occur for several years, if ever, will depend heavily on our obtaining marketing approval for and commercializing lefamulin.

•                  Our Phase 3 clinical trials of lefamulin for CABP, and other clinical trials we conduct, may not be successful. We have not yet completed any clinical trials of lefamulin for CABP. Our completed Phase 2 clinical trial evaluated lefamulin for ABSSSI. The results of our completed clinical trials may not predict success in our Phase 3 clinical trials of lefamulin for CABP.

•                  We have a limited operating history. We have not yet demonstrated our ability to successfully complete development of any product candidates, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization.

•                  If we are unable to obtain required marketing approvals for, commercialize, obtain and maintain patent protection for or gain market acceptance by physicians, patients and third-party payors of lefamulin or any of our other product candidates, or experience significant delays in doing so, our business will be materially harmed and our ability to generate revenue will be materially impaired.

•                  We have incurred significant operating losses since inception and will need substantial additional funding. If we are unable to raise capital when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts. As of March 31, 2016, we had accumulated losses of $150.4 million. We expect to incur significant expenses and increasing operating losses for at least the next several years.

•                  If we are classified as a passive foreign investment company in any taxable year, it may result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs.

•                  As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and NASDAQ Stock Market corporate governance rules and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.